UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Common Units

In connection with a previously announced public offering (the “Public Offering”) of common units representing limited partner interests (“Common Units”) in Golar LNG Partners LP (the “Partnership”), the Partnership entered into an Underwriting Agreement, dated February 7, 2017 (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), pursuant to which the Partnership agreed to sell, and the Underwriter agreed to buy 5,175,000 Common Units at a price of $22.665 per Common Unit. The Public Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-214241). The Public Offering is expected to close on February 13, 2017, subject to customary closing conditions. The Underwriting Agreement is attached hereto as Exhibit 1.1.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-214241), ORIGINALLY FILED WITH THE SEC ON OCTOBER 26, 2016.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1 Underwriting Agreement dated February 7, 2017.

5.1 Opinion of Seward & Kissel LLP.

8.1 Opinion of Vinson & Elkins L.L.P. relating to tax matters.

8.2 Opinion of Seward & Kissel LLP relating to tax matters.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: February 10, 2017	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

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